Exhibit 99.1

Joint Filing Agreement

The undersigned persons, on February 13, 2015, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Common Stock of Intellipharmaceutics International Inc. on December 31, 2014.

Tekla Capital Management LLC

By	/s/ Laura Woodward
Laura Woodward

Daniel R. Omstead

By	/s/ Daniel R. Omstead
Daniel R. Omstead